EXHIBIT 14.1

code of business
conduct and ethics

2003

By following this code and living our values, together we can rebuild Adelphia and fulfill our mission to be the:
•	Broadband Industry Leader
•	Company with Outstanding Corporate Governance

ADELPHIA COMMUNICATIONS CORPORATION

Code of Business Conduct and Ethics

Adelphia Communications Corporation ("Adelphia" or the "Company") is committed to the honesty and highest standards of business ethics and employee conduct. Conducting our business with absolute integrity is a fundamental duty to our customers, to our suppliers and to all of our stakeholders. Our business practices must not only comply with the letter of the law, but also the spirit of the law. All personnel employed by Adelphia, directly as employees, directors, officers, or board members, or indirectly as agents, consultants or contractors in their capacity as such ("Employees") must accept personal responsibility for compliance with Adelphia's Code of Business Conduct and Ethics (the "Code") and strive for the highest ethical standards, not just the minimum required to meet legal or procedural requirements.

This Code has been adopted by Adelphia's Board of Directors and summarizes the minimum, base-line standards that must be adhered to and implemented by all Employees. All Adelphia Employees must read this Code and develop a working knowledge of the laws and regulations that affect his or her job. Employees should not hesitate to ask his or her manager and/or the Corporate Governance Officer for clarification or advice concerning this Code. Employees may also contact Adelphia's Corporate Governance Officer for assistance concerning any issue related to this Code. Any waivers of this code for executive officers and directors shall only be made by Adelphia's Board of Directors, or a committee of the Board of Directors, and will be promptly disclosed to stockholders of Adelphia.

If you have any questions or concerns regarding illegal or unethical acts, check with management or with Adelphia's Corporate Governance Officer using any of the contacts set forth in Section 14 of this Code.

ADELPHIA COMMUNICATIONS CORPORATION
CODE OF BUSINESS CONDUCT AND ETHICS    •    2003

1.     ACCURATE COMPANY RECORDS

        All business records and communications must be clear, truthful and accurate. Adelphia requires honest and accurate reporting and recording of information in order to make responsible business decisions. This includes such data as quality, safety and personnel records, as well as all financial records. Misrepresenting facts or falsifying Company records is a serious offense and will result in loss of employment and/or prosecution by appropriate authorities.

        All transactions and events between Adelphia and individuals or organizations must be promptly and accurately entered in Adelphia's books and records in accordance with applicable laws and regulations as well as generally accepted accounting practices and principles. Recording information in a timely and accurate manner protects Company resources and also meets the expectations of those people, including customers, investors, and suppliers, who rely on the accuracy of the Company's books, records, and written communications. No false, misleading or artificial entries may be made by any Employee. When a payment is made, it can only be used for the purpose identified in the supporting document. Unrecorded or "off-the-books" funds or assets should never be kept for any purpose.

        Business records and communications often become public through litigation, government investigations and the media. Employees should avoid exaggeration, colorful language, guesswork, legal conclusions, and derogatory remarks or characterizations of people and companies. This rule applies to communications of all kinds, including e-mail and informal notes or memoranda.

        Records must always be retained and destroyed according to Adelphia's record retention policies. Adelphia's retention requirements are based on specific statutory and regulatory requirements that are unique to each particular business operation. These retention requirements apply to all Company documents, including e-mail and other electronic records. Failing to comply with Company policy and these regulations, even innocently, can have serious legal and tax repercussions. It is important that Employees speak with his or her supervisor or the Corporate Governance Officer if they have specific record retention issues or questions.

2.     COMMUNICATIONS WITH THE PUBLIC

        Adelphia's communications with the public and filings with the Securities and Exchange Commission and other governmental authorities must always be complete, fair, accurate, timely and understandable, and in compliance with the law, while still protecting the Company's confidentiality and interests. To help ensure these goals, and to ensure professional and consistent handling, all news media, securities analyst and investor inquiries received by Employees, either directly or through another person, shall be answered by an appropriate Company representative. Employees are not to provide answers without consulting an appropriate Company representative. Employees must obtain the name of the person making the inquiry and immediately notify Adelphia's Corporate Governance Officer for assistance with finding the appropriate Company contact to properly respond to the inquiry.

        Adelphia Employees are prohibited from using Company letterhead or Company e-mail to express a personal view in a public forum, such as a letter to the newspaper. In addition, in community, professional, and cultural activities, Adelphia Employees must make it clear that he or she is not speaking on behalf of the Company, but rather expressing a personal opinion.

        Adelphia Employees are expected to cooperate with reasonable requests for information from government agencies and regulators. Employees who receive such a request must consult with the Legal Department before responding to any non-routine requests. All information provided to any government agency must be truthful and accurate and no Adelphia Employee shall ever alter or destroy documents or records in response to an investigation or other lawful request.

3.     CONFLICTS OF INTEREST

        Adelphia Employees must make business decisions and actions based on the best interests of the Company and its stakeholders, and must not be motivated by personal considerations or relationships. For example, relationships with prospective or existing suppliers, contractors, customers, competitors or regulators must not affect Employees' independent and sound judgment. Actions that might involve a conflict of interest, or the appearance of one, must be disclosed in writing to the Company for prior review and approval. When in doubt, it is best to disclose. The disclosure of a particular situation that may be a conflict of interest does not mean that the Company will automatically deem it prohibited; each situation will be considered on an individual basis.

        A complete definition of what constitutes a conflict of interest is difficult to create and not practical. There are, however, some situations that will always be considered a prohibited conflict of interest. These situations occur when an Employee or any person having a close personal relationship with the Employee:

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  Obtains a significant financial or other beneficial interest in one of Adelphia's suppliers, customers or competitors without first notifying the Company and obtaining written approval.

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  Engages in a significant personal or business transaction involving the Company for profit or gain, unless such transaction has first been approved in writing by the Company.

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  Accepts money, gifts of other than nominal value, loans or other special treatment from any supplier, customer or competitor of the Company (loans from lending institutions at prevailing interest rates are excluded);

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  Participates in any sale, loan or gift of Company property without obtaining written approval from the Company; or

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  Learns of a business opportunity through association with the Company and discloses it to a third party or invests in the opportunity without first offering it to the Company.

        Persons having a close personal relationship with the Employee means the Employee's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, any person living in the same domicile with the Employee or any business associate of the Employee.

4.     CONFIDENTIAL INFORMATION

        Adelphia Employees often learn confidential or proprietary information about the Company. Except in connection with the performance of their duties, Employees are prohibited from disclosing or using confidential or proprietary information outside the Company, either during or after employment, without Company authorization to do so.

        Adelphia Employees also work with proprietary data of customers, suppliers and joint venture partners. This is an important trust and must be discharged with the greatest care for the Company to merit the continued confidence of its customers, suppliers and joint venture partners. No Employee shall disclose any confidential or proprietary information to non-employees without Company authorization, nor shall any Employee disclose such information to other Adelphia Employees except on a need-to-know basis.

        Confidential information may include trade secrets, Employee records, medical records, technical and financial data, business plans and proposals, sales forecasts, marketing strategies, client and customer lists, pricing or pricing strategies, construction plans, vendor supply data, new business leads, and information about research and development. All Employees are to respect trade secrets, copyrights, trademarks, and patent rights of others. Unauthorized duplication of copyrighted material

(printed or electronic), copyrighted computer software, or recorded materials, violates copyright laws and is prohibited.

        Each Adelphia Employee is responsible for safeguarding all confidential information under his or her control. This includes protecting confidential records and documents. Confidential information should not be left out where it can be easily read or taken by others. Adelphia Employees must exercise caution when discussing Company business in public places where conversations can be overheard, like restaurants or on airplanes as well as recognize the potential for eavesdropping on cellular telephones. Improper disclosure or receipt of confidential information can expose individual Employees and the Company to legal liabilities and the loss of intellectual property rights. Improper use of confidential or proprietary information is unacceptable and may lead to disciplinary action by the Company.

5.     PROPER USE OF COMPANY ASSETS

        Protecting Company assets against loss, theft, and misuse is every Employee's responsibility. Adelphia's equipment, vehicles, tools, and supplies have been acquired solely for the purpose of conducting Company business. They may not be used for personal benefit, sold, loaned, given away, or disposed of without proper authorization. Taking Company property from Company facilities without permission is regarded as theft, and an Employee engaging in such action is subject to immediate dismissal and prosecution, if applicable.

        Computer software and information loaded on an Employee's computer is considered Company property. Licensed software or documentation must be used in accordance with licensing agreements, and should not be duplicated without permission. Employees are responsible for safeguarding any logins and passwords which provide access to Company networks.

        Internet access and all Adelphia electronic communication systems, such as electronic mail and voice mail, are made available to Employees only to carry out the legitimate business of Adelphia and incidental non-solicitational use. Adelphia systems are the property of Adelphia and all communications are subject to review by appropriate and authorized Company personnel at any time. Users have no expectation of personal privacy in their use of Company communication systems or information sent to or from or stored in Company communication systems.

        Use of Adelphia computer resources or communication systems for the following is prohibited: abusive or otherwise objectionable language; information which is illegal or obscene; messages which are likely to result in the loss of the recipient's work or systems; messages which defame or libel others; use which interferes with the work of the Employee or others, including sexual or other harassment violative of applicable EEO laws and Company policies; and solicitation of other Employees for any unauthorized purpose.

        Incidental personal use of telephones, fax machines, copy machines, personal computers, and similar equipment is generally allowed if there is no significant added cost to the Company, it does not interfere with an Employee's work duties, and is not related to an illegal activity or to any outside business. If there is a question whether it is permissible to use a Company asset for purposes other than business, an Employee must ask his or her manager before such use to obtain approval.

        If you become aware of the theft or misuse of Company assets, immediately report the matter to a manager, security, or the Corporate Governance Officer.

6.     COMPLIANCE WITH LAWS

        All Adelphia Employees are required to comply with all applicable laws and regulations wherever Adelphia does business. All Adelphia Employees must develop a working knowledge of the laws and regulations that affect his or her job, including, but not limited to health and safety regulations and environmental laws. Perceived pressures from supervisors or demands due to business conditions are not excuses for violating the law. Employees who have any questions or concerns about the legality of an action are responsible for checking with management, the Legal Department or the Corporate Governance Officer.

7.     DISCRIMINATION AND HARASSMENT

        Equal Opportunity.    At Adelphia, Employees are hired, paid, assigned, disciplined, or promoted based on qualifications, experience, contribution, and performance. Adelphia does not discriminate on the basis of race, color, religion, sex, age, national origin, ancestry, sexual orientation, or other factors not related to a person's ability to do a job. Adelphia makes reasonable accommodations for the physical and mental disabilities of Employees.

        Harassment.    All Adelphia Employees deserve to be treated with respect. Degrading or humiliating jokes, slurs, intimidation, or other harassing conduct toward others is never acceptable. Employees are encouraged to speak out when a coworker's conduct makes him or her uncomfortable, and to report harassment when it occurs. If you believe you are being harassed or have been treated in a discriminatory fashion, you have a responsibility to immediately alert your supervisor, a representative of the Company's Human Resources department or the Corporate Governance Officer.

        Sexual Harassment.    Unwelcome sexual advances or other inappropriate personal conduct are prohibited. Sexual harassment may take many forms, from overt advances to demeaning comments, jokes, language, and gestures. Sexual harassment may also occur when someone's words, actions or behavior create a hostile work environment. Employees are encouraged to report complaints of alleged sexual harassment and each report will be investigated by the Company. Employees are required to cooperate fully in the Company's investigation of such complaints and retaliation against anyone who lodges a complaint will not be tolerated.

8.     COMMERCIAL BRIBERY, POLITICAL CONTRIBUTIONS AND THE FCPA

        Adelphia prohibits commercial bribes, kickbacks and other similar payoffs and benefits paid to any suppliers, customers or any other person or entity. Adelphia Employees and agents are also prohibited from receiving, directly or indirectly, anything of a significant value (other than salary, wages or other ordinary compensation from the Company) in connection with a transaction entered into by the Company. Bribery includes the receipt or giving of:

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  Gifts of other than nominal value;

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  Cash payments by or to Employees or third persons;

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  The uncompensated use of Company services, facilities or property, except as may be authorized by the Company; and

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  Loans, loan guarantees or other extensions of credit.

        This policy does not prohibit expenditures of reasonable amounts for meals and entertainment of suppliers and customers which are an ordinary and customary business expense, if they are otherwise lawful. Expenditures of this type should be accurately recorded on expense reports and are subject to approval in accordance with standard Company procedures.

        Employees are also prohibited from making or committing to make political contributions on behalf of the Company without approval from the Corporate Governance Officer. Prior approval is also required to any pay related administrative and solicitation costs for Political Action Committees ("PACs") formed in accordance with applicable laws and regulations.

        In addition, all Employees involved in international operations must be familiar with, and adhere to the requirements of, the Foreign Corrupt Practices Act ("FCPA") and any other similar laws. The FCPA, a United States federal statute, prohibits the promising, making or offering of any payment, including but not limited to, unlawful political contributions to any foreign official or political party to induce that official or political party to affect any governmental act or decision or to assist the Company in obtaining or retaining business or obtaining any improper advantage. Employees can contact Adelphia's Legal Department for further assistance with understanding and complying with the FCPA or related issues.

9.     COMPETITION AND FAIR DEALING

        Adelphia is committed to compete honestly and ethically and in compliance with laws that foster competition in the marketplace. It is Adelphia's policy to adhere strictly to all applicable fair competition and antitrust laws. To learn about our competitor's products, services, and prices, we use publicly available information such as published articles, market analysis, or reports. Adelphia Employees must also never use any illegal or unethical methods to gather competitive information or to discuss customers, territories, or price lists with competitors. Possessing trade secret or proprietary information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies, is prohibited.

        Under the Federal Trade Commission Act, "unfair methods of competition in commerce, and unfair or deceptive acts or practices in commerce, are declared unlawful." The prohibition broadly covers misrepresentations of all sorts that are made in connection with sales, whether orally or in writing, and a number of other types of unfair acts or practices. The range of practices prohibited covers anything the Commission finds to be deceptive, unfair or unethical and includes such activities as false or misleading advertising, bribery of employees of competitors or customers, unfair disparagement of a competitor's products, and stealing trade secrets or customer lists. This is not an exhaustive list, but is merely intended to indicate the broad reach of the statute. Accordingly, comparisons of our products or services with the products or services of competitors should be accurate and should be made only where facts support the statements and conclusions drawn.

        Antitrust is a blanket term for laws that protect the free enterprise system and promote open and fair competition. Such laws exist at the state and federal level. These laws deal with agreements and practices "in restraint of trade," such as price fixing and boycotting suppliers or customers. They also bar pricing intended to run a competitor out of business; disparaging, misrepresenting, or harassing a competitor; stealing trade secrets; bribery; and kickbacks. Adelphia Employees are prohibited from having discussions or reaching agreements with competitors, whether formal or informal, written or unwritten, which may inhibit free and open competition. This includes discussions or agreements on prices or credit terms; submission of bids or offers; allocation of markets, orders, or customers; limits on production or distribution; or boycotts of suppliers or customers.

        Violations of antitrust laws or unfair competition laws, whether deliberate or accidental, expose Adelphia and its Employees to serious civil and criminal penalties and lawsuits. Fair competition and antitrust laws can be highly technical; therefore, Employees with specific antitrust and fair competition questions are encouraged to contact the Legal Department.

10.   TRADING ON INSIDE INFORMATION

        Using confidential, inside material information for trading, or tipping others to trade, is both unethical and illegal. Material inside information is any information about a company (such as Adelphia, its suppliers, or customers) that has not reached the general marketplace and is likely to be considered important by investors deciding whether to trade. The term "trade" includes all securities transactions in the open market, and includes certain transactions in Company plans such as Employee stock option plans. Employees who involve themselves in insider trading (either by personally engaging in trading or by disclosing confidential material information to others) are subject to immediate dismissal and prosecution. The Company has a separate Insider Trading Policy that identifies the rules in greater detail for all Adelphia Employees.

11.   ANTI-NEPOTISM POLICY

        It is in the Company's best interest to avoid conflicts of interest between work-related and family-related obligations, to reduce favoritism or the appearance of favoritism and to prevent family conflicts from affecting the workplace. As such, while Adelphia will receive employment applications from relatives of Employees, an Employee is not permitted to work in a position where his or her supervisor or supervisor's supervisor is a relative. A relative includes an Employee's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, any person living in the same domicile with the Employee. Furthermore, the Company will not consider hiring a relative of an Employee under any of the following four circumstances:

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  if a relative would supervise or have disciplinary authority over another;

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  if a relative would audit the work of another;

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  if the interest of either the relative and the Employee or the relative and the Company would be in conflict; or

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  if the hiring of relatives could result in a conflict of interest with existing vendors of the Company.

12.   DRUGS AND ALCOHOL

        Adelphia is dedicated to pursuing a substance abuse-free environment to improve the health and well-being of employees and to enhance the Company's ability to compete in the marketplace. Adelphia has a separate formal policy and guidelines that are compassionate but firm, designed primarily to eliminate substance abuse, not the abuser. In addition to preemployment drug testing, employees may be tested where they display aberrant behavior or there is a reasonable suspicion of drug or alcohol use, and, where permitted, on a universal random basis.

13.   EMPLOYEE LOANS

        Adelphia expressly prohibits the extension of any loans or credit (other than travel and salary advances in the ordinary course of business to Employees other than directors or executive officers), directly or indirectly (e.g., guaranteed loans), including through subsidiaries, to any Employee without the prior approval of the Board of Directors or a committee thereof. If any Employee has a loan or credit from the Company that existed prior to the issuance of this Code, such Employee is required to immediately disclose such loan or credit to Adelphia's Corporate Governance Officer.

14.   REPORTING OF ILLEGAL AND UNETHICAL BEHAVIOR

        Adelphia expects Employees to seek advice if there is a question about a possible or actual problem, whether it is their own or someone else's. Adelphia Employees have a duty to promptly report violations of this Code to an appropriate Company representative. Employees are expected to understand and abide by the principles presented in this Code. The Company reserves the right to periodically require Employees to certify to the Company that they have complied with all requirements of the Code.

        The Company will promptly investigate suspected violations of this Code, and all Employees must fully cooperate with such investigation. Documentation of investigations will be kept strictly confidential. Employees who violate this Code are subject to disciplinary actions, up to and including termination of employment.

        The issuance of this Code does not represent an employment contract and creates no contractual rights between Adelphia and Employees. Employment-at-will provisions remain applicable.

        Adelphia has established a Corporate Governance and Nominating Committee and a Corporate Governance Officer to support its commitment to honest and ethical conduct throughout our Company. This Committee reports directly to the Board of Directors, and oversees a vigorous corporate-wide effort to promote an honest, positive, ethical work environment for all Employees.

        Adelphia's Corporate Governance Officer can provide confidential answers to any questions or concerns that cannot be readily addressed by an Employee's supervisor. Employees are urged to use this resource and encouraged to use one of the following confidential means of communication:

Call	800 829 8550 Hotline 303 268 6546 Corporate Governance Officer
Write	Corporate Governance Officer Adelphia Communications Corporation 5619 DTC Parkway Greenwood Village, CO 80111
Fax	303 268 6472
E-Mail	corporate.ethics@adelphia.com

        When you contact the Corporate Governance Officer:

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  You will be treated with dignity and respect.

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  Your communication will be protected to the greatest extent possible.

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  Your concerns will be seriously addressed and, if not resolved at the time you call, you will be informed of the outcome.

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  You need not identify yourself.

        The Corporate Governance Officer will also address written complaints that allege acts or attempted acts of interference, reprisal, retaliation, threats, coercion or intimidation against Employees who disclose suspected improper or illegal acts. Adelphia will not permit retaliation of any kind by or on behalf of the Company and its Employees against good faith reports or complaints of violation of this Code or other illegal or unethical conduct.

        Adelphia will protect Employees who come forward to report improper behavior or activities from any form of direct or indirect retaliation against such Employee. In addition, if an Adelphia Employee in a position of authority tries to stop an Employee from contacting the Corporate Governance Officer, such person will be subject to disciplinary action up to and including dismissal. A separate Whistleblower Policy has been adopted by the Company specifying additional procedures and protections for reports of retaliation. A copy of this policy has been provided to all Employees, however, additional copies can be obtained from your supervisor, the Corporate Governance Officer or Human Resources Department.

15.   ACCOUNTING COMPLAINTS

        The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. If any Employee has concerns or complaints regarding questionable accounting or auditing matters of the Company, he or she is encouraged to submit those concerns or complaints (anonymously, confidentiality, or otherwise) to the Audit Committee of the Board of Directors which will, subject to its duties arising under applicable law, regulation and legal proceedings, treat such submissions confidentially. Such submission may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee. A separate Whistleblower Policy has been adopted by the Company specifying additional procedures and protections for accounting complaints. A copy of this policy has been provided to all Employees, however, additional copies can be obtained from your supervisor or the Human Resources Department.

16.   NO THIRD PARTY BENEFICIARY

        This Code is intended to govern the conduct of Employees. It is not intended to, and shall not, create any rights in favor of any person other than the Company and its Employees.

17.   AMENDMENT

        This Code may be amended by the Company's Board of Directors at any time and for any reason.

        The policies or benefits contained in this document may be governed by a collective bargaining agreement and/or be subject to collective bargaining with respect to union-represented employees. Such employees may, or may not, be governed by or eligible for the policies or benefits described herein. This policy should be disregarded to the extent that it describes matters that do not apply to a bargaining unit.